SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. _____)*


                         Marketing Worldwide Corporation
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    57061T102
                 -----------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 27, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 11 pages

CUSIP No.:  57061T102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER         -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER       -  5,000,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER    -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  5,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.0%

14   TYPE OF REPORTING PERSON

     IN


                               Page 2 of 11 pages

CUSIP No.:  57061T102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                        7        SOLE VOTING POWER         -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER       -  5,000,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER    -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  5,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.0%

14   TYPE OF REPORTING PERSON

     CO

                               Page 3 of 11 pages

CUSIP No.:  57061T102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER         -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER       -  5,000,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER    -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  5,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.0%

14   TYPE OF REPORTING PERSON

     IA

                               Page 4 of 11 pages

ITEM 1.  Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Marketing Worldwide Corporation, a Delaware corporation (the "Company" or the "Issuer"), with its principal executive offices located at 2212 Grand Commerce Drive, Howell, Michigan 48855.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); and (3) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The Investment Manager serves as the investment manager of the Fund. Mr. Benowitz is the Managing Member of the Investment Manager and the Portfolio Manager of the Fund.

         The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the "Directors and Officers").

         (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The funds used to acquire the securities that are described in this
Schedule 13D were from working capital of the Fund.

ITEM 4.  Purpose of Transaction.

The Fund acquired the Issuer's securities for investment purposes. On April 23, 2007, the Fund acquired the following securities from the Issuer in a private placement transaction: (a) 3,500,000 shares of Series A Convertible Preferred Stock convertible into 7,000,000 shares of Common Stock (the "Preferred Stock");
(b) a Series A Warrant to purchase 3,500,000 shares of Common Stock expiring April 23, 2012 at an exercise price of $0.70 per share (the "Series A Warrant");
(c) a Series B Warrant to purchase 3,500,000 shares of Common Stock expiring April 23, 2012 at an exercise price of $0.85 per share (the "Series B Warrant");
(d) a Series C Warrant to purchase 3,500,000 shares of Common Stock expiring April 23, 2012 at an exercise price of $1.20 per share (the "Series C Warrant");
(e) a Series J Warrant to purchase 5,000,000 shares of Common Stock expiring June 23, 2008 at an exercise price of $0.70 per share (the "Series J Warrant");

                               Page 5 of 11 pages

(f) a Series D Warrant to purchase 2,500,000 shares of Common Stock expiring June 23, 2012 at an exercise price of $0.70 per share (the "Series D Warrant");
(g) a Series E Warrant to purchase 2,500,000 shares of Common Stock expiring June 23, 2012 at an exercise price of $0.85 per share (the "Series E Warrant"); and (h) a Series F Warrant to purchase 2,500,000 shares of Common Stock expiring June 23, 2012 at an exercise price of $1.20 per share (the "Series F Warrant" and collectively with the Series A Warrant, Series B Warrant, Series C Warrant, Series J Warrant, Series D Warrant and the Series E Warrant, the "Warrants"). The Preferred Stock and the Warrants are exercisable into shares of Common Stock at any time at the option of the Fund. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Fund may not acquire shares of Common Stock upon conversion of the Preferred Stock or upon exercise of any such warrants to the extent that, upon conversion or exercise, the number of shares of Common Stock beneficially owned by the Fund and its affiliates would exceed 9.99% of the issued and outstanding shares of Common Stock of the Issuer. In connection with the foregoing, the Fund entered into a Registration Rights Agreement with the Issuer and certain stockholders of the Issuer entered into a Lock-Up Agreement with the Issuer.

On September 27, 2007, the Fund entered into Amendment No. 1 (the "Series F Amendment"), by and among the Issuer and the Fund whereby the Series F Warrant exercise price was reduced to $0.01 per share. All other terms and provisions of the Series F Warrant remain unmodified and in full force and effect.

On September 27, 2007, the Fund entered into Amendment No. 1 (the "Series J Amendment"), by and among the Issuer and the Fund whereby the Series J Warrant exercise price was reduced to $0.50 per share and the Ownership Cap and Exercise Restriction of 9.99% was deleted in its entirety. All other terms and provisions of the Series J Warrant remain unmodified and in full force and effect.

Subsequent to the Series J Amendment, the Fund exercised the Series J Warrant for four million (4,000,000) shares of Common Stock of the Issuer at an exercise price of $0.50 leaving the Series J Warrant with one million (1,000,000) shares of Common Stock available for exercise.

Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 5,000,000 shares of Common Stock, representing 29.0% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 12,253,080 shares of Common Stock outstanding as of August 14, 2007, as reported on the Issuer's Form 10-QSB filed on August 17, 2007.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 5,000,000 shares of Common Stock reported herein.

                               Page 6 of 11 pages

         (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above.

ITEM 7.  Material to be Filed as Exhibits.

         Exh. #   Description
         ------   -----------

         1        Joint Filing Agreement

         2 Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of Marketing Worldwide Corporation adopted on April 20, 2007*

         3        Series A Common Stock Purchase Warrant dated April 23, 2007*

         4        Series B Common Stock Purchase Warrant dated April 23, 2007*

         5        Series C Common Stock Purchase Warrant dated April 23, 2007*

         6        Series J Common Stock Purchase Warrant dated April 23, 2007*

         7        Series D Common Stock Purchase Warrant dated April 23, 2007*

         8        Series E Common Stock Purchase Warrant dated April 23, 2007*

         9        Series F Common Stock Purchase Warrant dated April 23, 2007*

         10       Securities Purchase Agreement dated April 23, 2007*

         11       Registration Rights Agreement dated April 23, 2007*

         12       Lock-Up Agreement dated April 23, 2007*

         13       Amendment No. 1 to the Series F Warrant dated as of September
                  27, 2007

         14       Amendment No. 1 to the Series J Warrant dated as of September
                  27, 2007

         * Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2007.

                               Page 7 of 11 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2007

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund




                               Page 8 of 11 pages

                                   SCHEDULE I

         The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

DIRECTORS
---------

         Adam Benowitz (US Citizen)
         Managing Member
         Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
         New York, New York 10019

         Robert Arnott (British/Cayman Citizen)
         Box 31695
         One Breezy Pines
         Bel Air Drive, South Sound
         Grand Cayman KY1-1207
         Cayman Islands
         Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

         Peter Young (Cayman Citizen)
         27 Hospital Road, George Town
         Grand Cayman KY-1109
         Cayman Islands
         Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

EXECUTIVE OFFICERS
------------------

         None.




                               Page 9 of 11 pages

                                  EXHIBIT INDEX

         Exh. #   Description
         ------   -----------

         1        Joint Filing Agreement

         2 Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of Marketing Worldwide Corporation adopted on April 20, 2007*

         3        Series A Common Stock Purchase Warrant dated April 23, 2007*

         4        Series B Common Stock Purchase Warrant dated April 23, 2007*

         5        Series C Common Stock Purchase Warrant dated April 23, 2007*

         6        Series J Common Stock Purchase Warrant dated April 23, 2007*

         7        Series D Common Stock Purchase Warrant dated April 23, 2007*

         8        Series E Common Stock Purchase Warrant dated April 23, 2007*

         9        Series F Common Stock Purchase Warrant dated April 23, 2007*

         10       Securities Purchase Agreement dated April 23, 2007*

         11       Registration Rights Agreement dated April 23, 2007*

         12       Lock-Up Agreement dated April 23, 2007*

         13       Amendment No. 1 to the Series F Warrant dated as of September
                  27, 2007

         14       Amendment No. 1 to the Series J Warrant dated as of September
                  27, 2007

         * Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2007.



                              Page 10 of 11 pages

EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of Marketing Worldwide Corporation is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 10, 2007


                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           ------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund




                              Page 11 of 11 pages

                                                                      Exhibit 13
                             AMENDMENT NO. 1 TO THE
                                SERIES F WARRANT
                                       OF
                         MARKETING WORLDWIDE CORPORATION

         This Amendment No. 1 (this "Amendment"), dated as of September 27, 2007, by and among Marketing Worldwide Corporation, a Delaware corporation (the "Company"), and Vision Opportunity Master Fund, Ltd. (the "Purchaser") hereby amends the Series F Warrant (No. W-F-07-01) to purchase shares of Common Stock of the Company dated April 23, 2007 and issued to the Purchaser (the "Warrant"). Terms used in this Amendment without definition shall have the meanings given them in the Warrant.

         WHEREAS, the Company and the Purchaser entered into the Series A Convertible Preferred Stock Purchase Agreement (the "Agreement") dated as of April 23, 2007 wherein the Purchaser was issued the Warrant;

         WHEREAS, the Company and the Purchaser now desire to amend the Warrant as more fully set forth herein; and

         WHEREAS, this Amendment will be effective when it is executed by the Company.

         NOW THEREFORE, in consideration of the premises and the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the each of the parties, the parties hereby amend the Warrant as follows:

         1.       Section 9: Definitions. The definition of "Warrant Price" in
Section 9 is hereby deleted in its entirety and replaced with the following:

         "Warrant Price" initially means $0.01, as such price may be adjusted from time to time as shall result from the adjustments specified in this Warrant, including Section 4 hereto.

         2. Full Force and Effect. Except to the extent the Warrant is modified by this Amendment, the other terms and provisions of the Warrant shall remain unmodified and in full force and effect.


                                      * * *

         IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to the Series F Warrant as of the date first above written.


                                       The Company:

                                       MARKETING WORLDWIDE CORPORATION

                                       By: /s/ MICHAEL WINZKOWSKI
                                           -------------------------------------
                                           Name:  Michael Winzkowski
                                           Title: President & CEO




ACKNOWLEDGED AND AGREED TO:

VISION OPPORTUNITY MASTER FUND, LTD.

By: /s/ ADAM BENOWITZ
    --------------------------------
    Name:  Adam Benowitz
    Title: Director

                                                                      Exhibit 14
                             AMENDMENT NO. 1 TO THE
                                SERIES J WARRANT
                                       OF
                         MARKETING WORLDWIDE CORPORATION

         This Amendment No. 1 (this "Amendment"), dated as of September 27, 2007, by and among Marketing Worldwide Corporation, a Delaware corporation (the "Company"), and Vision Opportunity Master Fund, Ltd. (the "Purchaser") hereby amends the Series J Warrant (No. W-J-07-01) to purchase shares of Common Stock of the Company dated April 23, 2007 and issued to the Purchaser (the "Warrant"). Terms used in this Amendment without definition shall have the meanings given them in the Warrant.

         WHEREAS, the Company and the Purchaser entered into the Series A Convertible Preferred Stock Purchase Agreement (the "Agreement") dated as of April 23, 2007 wherein the Purchaser was issued the Warrant;

         WHEREAS, the Company and the Purchaser now desire to amend the Warrant as more fully set forth herein; and

         WHEREAS, this Amendment will be effective when it is executed by the Company.

         NOW THEREFORE, in consideration of the premises and the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the each of the parties, the parties hereby amend the Warrant as follows:

         1.       Section 7: Ownership Cap and Exercise Restriction.

         Section 7 is hereby deleted in its entirety.

         2.       Section 9: Definitions. The definition of "Warrant Price" in
Section 9 is hereby deleted in its entirety and replaced with the following:

         "Warrant Price" initially means $0.50, as such price may be adjusted from time to time as shall result from the adjustments specified in this Warrant, including Section 4 hereto.

         3. Full Force and Effect. Except to the extent the Warrant is modified by this Amendment, the other terms and provisions of the Warrant shall remain unmodified and in full force and effect.


                                      * * *

         IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to the Series J Warrant as of the date first above written.


                                       The Company:

                                       MARKETING WORLDWIDE CORPORATION

                                       By: /s/ MICHAEL WINZKOWSKI
                                           -------------------------------------
                                           Name:  Michael Winzkowski
                                           Title: President & CEO




ACKNOWLEDGED AND AGREED TO:

VISION OPPORTUNITY MASTER FUND, LTD.

By: /s/ ADAM BENOWITZ
    --------------------------------
    Name:  Adam Benowitz
    Title: Director